                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             MARCAM SOLUTIONS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    56614A107
           --------------------------------------------------------
                                 (CUSIP Number)

                               Mr. Anupam Dokeniya
                         250 Engamore Lane, Suite # 102
                                Norwood, MA 02062
                                 (781) 551-5835
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  JUNE 30, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13D-1(g), check the following box. / /

           NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  56614A107                 13D            Page  2  of  12  Pages
           ---------                                     ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

      NSA INVESTMENTS, LLC
      04-3438346
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group                (a)  / /
                                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     MASSACHUSETTS
-------------------------------------------------------------------------------
     Number of Shares              (7) Sole Voting Power
                                          - 0 -
        Beneficially               --------------------------------------------
                                   (8) Shared Voting Power
     Owned by Each                        - 0 -
                                  ---------------------------------------------
       Reporting                    (9) Sole Dispositive Power
                                          - 0 -
      Person With                 ---------------------------------------------
                                   (10) Shared Dispositive Power
                                          - 0 -
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

          - 0 -
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

          0.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

          00
-------------------------------------------------------------------------------

CUSIP No.  56614A107                 13D            Page  3  of  12  Pages
           ---------                                     ---    ---


-------------------------------------------------------------------------------

(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     MR. ANUPAM DOKENIYA
-------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                  (a) / /
                                                                       (b) /X/

-------------------------------------------------------------------------------
(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Source of Funds

         N/A

-------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e) / /

-------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     INDIA
-------------------------------------------------------------------------------
     Number of Shares              (7) Sole Voting Power
                                          - 0 -
        Beneficially               --------------------------------------------
                                   (8) Shared Voting Power
     Owned by Each                        - 0 -
                                  ---------------------------------------------
       Reporting                    (9) Sole Dispositive Power
                                          - 0 -
      Person With                 ---------------------------------------------
                                   (10) Shared Dispositive Power
                                          - 0 -
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

          - 0 -
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

          0.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

          IN
-------------------------------------------------------------------------------

CUSIP No.  56614A107                 13D            Page  4  of  12  Pages
           ---------                                     ---    ---


-------------------------------------------------------------------------------

(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     MR. PRASHANTH PALAKURTHI
-------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                  (a) / /
                                                                       (b) /X/

-------------------------------------------------------------------------------
(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Source of Funds

         N/A

-------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e) / /

-------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     INDIA
-------------------------------------------------------------------------------
     Number of Shares              (7) Sole Voting Power
                                          - 0 -
        Beneficially               --------------------------------------------
                                   (8) Shared Voting Power
     Owned by Each                        - 0 -
                                  ---------------------------------------------
       Reporting                    (9) Sole Dispositive Power
                                          - 0 -
      Person With                 ---------------------------------------------
                                   (10) Shared Dispositive Power
                                          - 0 -
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

          - 0 -
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

          0.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

          IN
-------------------------------------------------------------------------------

CUSIP No.  56614A107                 13D            Page  5  of  12  Pages
           ---------                                     ---    ---


-------------------------------------------------------------------------------

(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     MR. RAMGOPAL RAO
-------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                  (a) / /
                                                                       (b) /X/

-------------------------------------------------------------------------------
(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Source of Funds

         N/A

-------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e) / /

-------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     CALIFORNIA
-------------------------------------------------------------------------------
     Number of Shares              (7) Sole Voting Power
                                          - 0 -
        Beneficially               ---------------------------------------------
                                   (8) Shared Voting Power
     Owned by Each                        - 0 -
                                  ---------------------------------------------
       Reporting                    (9) Sole Dispositive Power
                                          - 0 -
      Person With                 ---------------------------------------------
                                   (10) Shared Dispositive Power
                                          - 0 -
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

          - 0 -
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

          0.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

          IN
-------------------------------------------------------------------------------

CUSIP No.  56614A107                 13D            Page  6  of  12  Pages
           ---------                                     ---    ---


-------------------------------------------------------------------------------

(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     MR. VIJAY JOSHI
-------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                  (a) / /
                                                                       (b) /X/

-------------------------------------------------------------------------------
(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Source of Funds

         N/A

-------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e) / /

-------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     INDIA
-------------------------------------------------------------------------------
     Number of Shares              (7) Sole Voting Power
                                          - 0 -
        Beneficially               --------------------------------------------
                                   (8) Shared Voting Power
     Owned by Each                        - 0 -
                                  ---------------------------------------------
       Reporting                    (9) Sole Dispositive Power
                                          - 0 -
      Person With                 ---------------------------------------------
                                   (10) Shared Dispositive Power
                                          - 0 -
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

          - 0 -
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

          0.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

          IN
-------------------------------------------------------------------------------

CUSIP No.  56614A107                 13D            Page  7  of  12  Pages
           ---------                                     ---    ---


-------------------------------------------------------------------------------

(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     TECHLEAD CORPORATION
-------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group                  (a) / /
                                                                       (b) /X/

-------------------------------------------------------------------------------
(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Source of Funds

         N/A

-------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e) / /

-------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     MASSACHUSETTS
-------------------------------------------------------------------------------
     Number of Shares              (7) Sole Voting Power
                                          - 0 -
        Beneficially               --------------------------------------------
                                   (8) Shared Voting Power
     Owned by Each                        - 0 -
                                  ---------------------------------------------
       Reporting                    (9) Sole Dispositive Power
                                          - 0 -
      Person With                 ---------------------------------------------
                                   (10) Shared Dispositive Power
                                          - 0 -
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

          - 0 -
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

          0.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

          CO
-------------------------------------------------------------------------------

CUSIP No.  56614A107                 13D            Page  8  of  12  Pages
           ---------                                     ---    ---

ITEM 1.  SECURITY AND ISSUER.

         This amendment no. 1 to a statement on Schedule 13D originally filed on June 21, 1999 relates to shares of Common Stock, $.01 par value per share (the "Common Stock") of Marcam Solutions, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 95 Wells Avenue, Newton, MA 02459.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This statement is being filed jointly by NSA Investments, LLC ("NSA"), Anupam Dokeniya ("Dokeniya"), Prashanth Palakurthi ("Palakurthi"), Ramgopal Rao ("Rao"), Vijay Joshi ("Joshi") and Techlead Corporation ("Techlead;" NSA, Dokeniya, Palakurthi, Rao, Joshi and Techlead are hereinafter sometimes collectively referred to as the "Reporting Parties").

         The filing of this Schedule shall not be construed as an admission that any of the Reporting Parties is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Party or that the Reporting Parties are acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.

(b),(c) NSA is primarily engaged in investment activities. Dokeniya, Palakurthi and Rao each hold 33 1/3% of the Class A membership interests of NSA. Dokeniya holds 12.36% of the Class B membership interests of NSA. Palakurthi and Rao each hold 14.66% of the Class B membership interests of NSA. Joshi holds 10.11% of the Class B membership interests of NSA. Techlead holds 48.2% of the Class B membership interests of NSA. Dokeniya's, Palakurthi's and Joshi's principal address is 30 Palomino Lane, Westwood, MA 02090. Rao's principal address is 28 Fortuna East, Irvine, CA 92620. Techlead is primarily engaged in investment activities and its principal place of business is 1420 Providence Highway, Suite 266, Norwood, MA 02062.

(d),(e) None of the Reporting Parties during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dokeniya, Palakurthi and Joshi are citizens of India and Rao is a citizen of the USA.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

           Not applicable.

CUSIP No.  56614A107                 13D            Page  9  of  12  Pages
           ---------                                     ---    ---


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


(a),(b) As of June 30, 1999, none of the Reporting Parties either beneficially own or have the sole or shared power to (i) vote or direct the vote of any of the Common Stock of the Issuer, or
         (ii) dispose or direct the disposition of any of the Common Stock of the Issuer.

(c) From June 2, 1999 until June 30, 1999, NSA sold on the open market on Nasdaq 603,578 shares of Common Stock of the Issuer as described in Exhibit A attached hereto, which is incorporated herein by reference.

         On June 15, 1999, Dokeniya sold net on the open market on Nasdaq 1,000 shares of Common Stock of the Issuer as described in Exhibit B attached hereto, which is incorporated herein by reference.

(d)      Not applicable.

(e) As of June 30, 1999, the Reporting Parties no longer owned more than five percent (5%) of any class of securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: NSA's Transactions in the Common Stock of the Issuer since
           June 2, 1999.

Exhibit B: Dokeniya's Transactions in the Common Stock of the Issuer since
           June 2, 1999.

CUSIP No.  56614A107                 13D            Page 10  of 12  Pages
           ---------                                     ---    ---


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        NSA INVESTMENTS, LLC


Date:  July 9, 1999                     By: /s/Anupam Dokeniya
                                            --------------------------------
                                        Name:  Anupam Dokeniya
                                        Title: a Manager



Date:  July 9, 1999                         /s/Anupam Dokeniya
                                            --------------------------------
                                            ANUPAM DOKENIYA


Date:  July 9, 1999                         /s/Prashanth Palakurthi
                                            --------------------------------
                                            PRASHANTH PALAKURTHI


Date:  July 9, 1999                         /s/Prashanth Palakurthi*
                                            --------------------------------
                                            RAMGOPAL RAO


Date:  July 9, 1999                         /s/Prashanth Palakurthi*
                                            --------------------------------
                                            VIJAY JOSHI



                                            TECHLEAD CORPORATION

Date:  July 9, 1999
                                        By: /s/Prashanth Palakurthi
                                            --------------------------------
                                        Name:  Prashanth Palakurthi
                                        Title: Chief Executive Officer

-------------------

*As Attorney-in-Fact pursuant to
the Power of Attorney dated
June 3, 1999 which was attached
to Exhibit A to the original
Schedule 13D filed June 21, 1999.

CUSIP No.  56614A107                 13D            Page 11  of 12  Pages
           ---------                                     ---    ---




                                    EXHIBIT A

     NSA's Transactions in the Common Stock of the Issuer since June 2, 1999.

                 ------------------------------------------------------
                      NUMBER OF                              PRICE
                        SHARES             DATE SOLD        PER SHARE
                 ------------------------------------------------------

                           2,000          04-Jun-99          $7.31
                           1,000          04-Jun-99           7.34
                          27,000          04-Jun-99           7.28
                           1,000          07-Jun-99           7.31
                          41,500          07-Jun-99           7.28
                           8,000          14-Jun-99           7.28
                           8,000          14-Jun-99           7.28
                           7,500          15-Jun-99           7.31
                          46,500          15-Jun-99           7.31
                          65,900          16-Jun-99           7.31
                           5,000          16-Jun-99           7.31
                          20,000          17-Jun-99           7.31
                          35,000          17-Jun-99           7.31
                          45,000          17-Jun-99           7.31
                          25,000          17-Jun-99           7.31
                           7,500          17-Jun-99           7.34
                          76,000          18-Jun-99           7.31
                           2,500          18-Jun-99           7.34
                          12,500          21-Jun-99           7.34
                          10,000          21-Jun-99           7.31
                           7,500          21-Jun-99           7.38
                          20,000          22-Jun-99           7.38
                           5,000          22-Jun-99           7.38
                           5,000          23-Jun-99           7.41
                          98,000          28-Jun-99           7.41
                           3,200          29-Jun-99           7.41
                           5,000          29-Jun-99           7.44
                          11,000          29-Jun-99           7.44
                           1,000          29-Jun-99           7.47
                             978          30-Jun-99           7.44
                 -------------------------------------------------------
                         603,578
                 -------------------------------------------------------


CUSIP No.  56614A107                 13D            Page 12  of 12  Pages
           ---------                                     ---    ---


                                    EXHIBIT B

         Dokeniya's Transactions in the Common Stock of the Issuer since June 2, 1999.

                 ------------------------------------------------------
                      NUMBER OF                              PRICE
                        SHARES             DATE SOLD        PER SHARE
                 ------------------------------------------------------

                   Anupam Dokeniya        1,000               15-Jun-99              $7.31
